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 **Culmination Brewing**

April S. · 3rd

Co-Founder at RootUon, Co-Founder Culmination Brewing, Educator, Dental Coach

Portland, Oregon · 500+ connections · **Contact info**

About

I am a strong advocate for positive changes in the dental industry. I believe all members of the dental community have attributes that can be utilized to their fullest extent. Always willing to mentor and coach, as well as eager to
learn about the new changes happening in our field. Experienced in leading teams, as well as a liaison f... see more

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560 followers

 **Lindsay Bri Lee, BSDH, RDH #Kudos #ThankYou very much for everything...**
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 **Who remembers that anxious feeling of not knowing what to...**
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 **Temp hygiene positions in Portland Oregon this week! $45-50 an hour,...**
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 **Check out Episode 13! #dentalassistant #dentalindustry...**
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Experience



Co-Founder
Culmination Brewing
Mar 2014 – Present · 6 yrs 8 mos
Portland, Oregon Area

Midsize Brewery of the Year 2020, Best New Brewery of the Year 2016
Involved in coordinating events and social media for brewery, management and customer service for taproom



Co-Founder
RootUon
Oct 2019 – Present · 1 yr 1 mo
Portland, Oregon Metropolitan Area

We bridge the gap between the classroom to op by mentoring dental auxiliaries in soft skills, treatment acceptance, resume building, interviewing, and prepping for real world scenarios in practices.



Senior Moderator
Dental Peeps Network™
Jun 2018 – Present · 2 yrs 5 mos
Portland, Oregon Area

Lead the moderator teams for Portland OR, Boise, and Western Wyoming groups.



Territory Manager
onDiem · Contract
Jul 2018 – Sep 2020 · 2 yrs 3 mos
Portland, Oregon Area

onDiem's mission is to transform the way dental offices operate, empowering both practices and professionals to find the work that works for them. Our on-demand staffing platform is changing the dental industry, connecting pre-vetted contractors with daily shifts at local dental practices – fast, easy and all at your fingertips. ...see more



Part-time Instructor
Concorde Career Colleges
Oct 2016 – Sep 2018 · 2 yrs
Portland, Oregon Area











Temporary Assistant, Self-Employed

Temporary Services

Oct 2010 – 2015 · 5 yrs

Portland, Oregon Area

Provided temporary DA services throughout the metro area; I had several practices that I worked with as well as an expanding client list. I enjoyed the challenge of working with a new team, the variety of patients, and keeping updated with the ever-changing technology.

Instructor

Patterson Dental

Sep 2013 – Feb 2014 · 6 mos

Portland and Seattle Locations

Worked as a contract employee and implemented and devised curriculum for sales reps. This two day course included the reps working hands-on through simulated procedures and using their products in restorative dentistry.

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Education

Portland Community College

Associate of Science (AS)

2008 – 2011

Grand Rapids Community College

Certificate in Dental Assisting

1995 – 1997